Exhibit 12(a)

General Electric Company
Computation of Ratio of Earnings to Fixed Charges
Six months ended June 30, 2018
(Unaudited)

(Dollars in millions)

General Electric Company and consolidated affiliates
Earnings(a)	$1,960
Plus:
Interest and other financial charges included in expense(b)	2,615
One-third of rental expense(c)	243
Adjusted "earnings"	$4,818

Fixed charges:
Interest and other financial charges included in expense(b)	$2,615
Interest capitalized	27
One-third of rental expense(c)	243
Total fixed charges	$2,885

Ratio of earnings to fixed charges	1.67

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

(b)	Included interest on tax deficiencies and interest on discontinued operations.

(c)	Considered to be representative of interest factor in rental expense.